Exhibit II
to
Schedule 13G
Joint Filing Agreement
The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated December 10, 2010 in connection with their beneficial ownership of Res-Care, Inc. Columbia Management Investment Advisers, LLC (formerly known as RiverSource Investments, LLC) authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.
By:	/s/ Wade M. Voigt
Wade M. Voigt
Director — Fund Administration

Columbia Management Investment Advisers, LLC
By:	/s/ Amy Johnson
Amy Johnson
Chief Operating Officer